Exhibit 99.1

Annual and Special Meeting of Shareholders

of

GOLDCORP INC.

(the “Company”)

April 28, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Votes By Ballot
		Outcome of Vote	Votes For	Votes Withheld
1.	The election of the following directors:

	(i) Beverley A. Briscoe	Carried	508,101,287 (98.53%)	7,563,917 (1.47%)
	(ii) Peter J. Dey	Carried	502,652,770 (97.48%)	13,012,434 (2.52%)
	(iii) Margot A. Franssen, O.C.	Carried	511,229,572 (99.14%)	4,435,632 (0.86%)
	(iv) David A. Garofalo	Carried	509,410,048 (98.79%)	6,255,156 (1.21%)
	(v) Clement A. Pelletier	Carried	511,183,282 (99.13%)	4,481,922 (0.87%)
	(vi) P. Randy Reifel	Carried	492,692,357 (95.55%)	22,972,847 (4.45%)
	(vii) Ian W. Telfer	Carried	501,057,999 (97.17%)	14,607,205 (2.83%)
	(viii) Blanca Treviño	Carried	510,366,432 (98.97%)	5,298,772 (1.03%)
	(ix) Kenneth F. Williamson	Carried	503,463,413 (97.63%)	12,201,791 (2.37%)

Votes by Proxy
		Outcome of Vote	Votes For	Votes Withheld
2.	Appointment of Deloitte LLP, Independent Registered Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration	Carried	570,581,384 (98.71%)	7,484,271 (1.29%)

Votes by Ballot
		Outcome of Vote	Votes For	Votes Against
3.	Approve an amendment to the restricted share unit plan of the Company in order to increase the number of common shares issuable under the restricted share unit plan to 21,690,276 common shares	Carried	471,109,536 (91.36%)	44,555,661 (8.64%)

Votes by Ballot
		Outcome of Vote	Votes For	Votes Against
4.	Approve a non-binding advisory resolution accepting the Company’s approach to executive compensation	Carried	400,829,971 (77.73%)	114,835,127 (22.27%)